Exhibit (a)(3)

October 24, 2007

RE: Opportunity to Sell Your Piedmont Office Realty Trust, Inc. (formerly Wells Real Estate Investment Trust, Inc.) Shares for Cash

Dear Fellow Investor:

Since 1996, Madison Liquidity Investors, LLC and its affiliates have provided a dependable liquidity solution for more than 60,000 individuals and companies. Today, the firm is a recognized leader in the direct acquisition of illiquid financial assets.

Madison Liquidity Investors, LLC through its affiliate, Madison Investment Trust Series 79 (the “Purchaser”), is offering to purchase your Shares in Piedmont Office Realty Trust, Inc. (the “Corporation”) for:

$7.50 per Share in cash

The purchase price will be reduced by any distributions made on or after October 24, 2007. If you wish to find out more about this offer please call us toll-free at 1(800) 896-8913. The Purchaser is seeking a maximum of 5.0% of the outstanding Shares pursuant to this Offer. If Shareholders offer us more, we will prorate our purchase ratably to all sellers, unless you indicate that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if we can purchase all the Shares you tender.

Why should you consider selling your Shares?

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The ability to liquidate your holdings for cash and avoid waiting for a liquidation date that could extend past the current required liquidation date of January 30, 2008. The Corporation is seeking shareholder approval to extend its required liquidation date to July 30, 2009, with an additional option that would allow the Board of Directors to further extend the liquidation date to January 30, 2011.

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The elimination of uncertainty regarding the liquidation value of the shares. The Corporation has stated the following about the current market conditions for the shares, “In late July, the credit markets continued to deteriorate, and we observed a steep decline in valuations of public REIT stocks. During the week of July 23, 2007, the MSCI US REIT Index dropped 8.9%, bringing the decline in the MSCI US REIT Index in the period from Internalization on April 16, 2007 to August 3, 2007 to 19.1%.” The Corporation cites the decline in value of publicly traded REIT shares as a reason not to pursue a public listing of the shares in the near future. There is no guarantee that public REIT share prices will recoup their lost value, and furthermore, REITs may continue to be pressured if the broader market conditions cited above worsen and/or conditions within the real estate environment deteriorate further.

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The ability to liquidate your holdings during a suspension of the Corporation’s Share Redemption Program. Effective April 20, 2007, the Corporation suspended the Share Redemption Program. The Corporation has not cited a specific reason for the suspension. The Corporation has stated that it intends to reinstate the program during the 4th quarter of 2007. It repeated this contention in its recent Proxy Statement on Schedule 14A filed October 16, 2007. Historically the Corporation has redeemed shares at $8.38 per share subject to a maximum amount of shares that can be redeemed each year.

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Madison does not charge any broker fees or commissions and will cover all transfer fees associated with this offer. (If your broker or other nominee tenders on your behalf, it may charge a fee or commission for that service.)

What do you need to do if you want to sell your Shares to Madison?

1.	Read and review the enclosed Offer carefully for it contains important information regarding the Offer, the Corporation and the Purchaser.

2.	Complete the enclosed Letter of Transmittal (if not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Letter of Transmittal), and have it Medallion Signature Guaranteed (this can be done by your broker or bank).

3.	Complete the enclosed Transfer Forms required by the Corporation’s transfer agent, and have them Medallion Signature Guaranteed (this can be done by your broker or bank). These forms are required by the Corporation and its transfer agent to effectuate a transfer. Including these forms as required transfer paperwork in no way should suggest that the Corporation is endorsing this offer.

4.	Return the completed Letter of Transmittal and Transfer Forms to us in the enclosed pre-paid envelope.

5.	Once we receive confirmation that the transfer of Shares has been effectuated to the Purchaser, you will receive payment promptly.

If you have questions or need help completing the documentation, please call us toll-free at 1(800) 896-8913. Our specialists are available to answer any questions and assist you in the process.

This Offer Will Expire (unless extended) at 11:59 p.m. Pacific Time on December 5, 2007. Thank you for considering our offer. We look forward to serving you.

Sincerely,

Madison Liquidity Investors, LLC